[GRAPHIC OMITTED]
: FOLEY

                                               FOLEY & LARDNER LLP
                                               ATTORNEYS AT LAW

                                               One Independent Drive, Suite 1300
               January 5, 2005                 Jacksonville, FL 32202-5017
                                               P. O. Box 240
                                               Jacksonville, FL  32201-0240
                                               904.359.2000 TEL
                                               904.359.8700 FAX
                                               www.foley.com

                                               WRITER'S DIRECT LINE
                                               904.359.8713
                                               lkelso@foley.com EMAIL

                                               CLIENT/MATTER NUMBER
                                               040521-0109
VIA EDGAR

Ms. Christina Chalk, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
450 Fifth Street, N.W.
Washington, DC 20549

                  Re:      Regency Centers Corporation
                           Schedule TO-I filed December 10, 2004
                           SEC File No. 5-42731

Dear Ms. Chalk:

                  On behalf of Regency Centers Corporation, we submit the following responses to comments of the staff of the Securities and Exchange Commission received December 27, 2004 concerning Regency's Schedule TO filed on December 10, 2004. Contemporaneously herewith, Regency is filing Amendment No. 1 to Schedule TO, including the First Supplement to Offer to Exchange Reload Rights for New Options or Stock Rights Awards.

                  All terms used herein and not otherwise defined have the meaning ascribed thereto in the Offer to Exchange.

Offer to Exchange
-----------------

General
-------

1. We note that the subject security for purposes of this exchange offer as you describe it in the offer materials is technically only the "reload right," not the existing option and associated reload right. Moreover, you disclose that the reason for the exchange offer is to avoid expensing stock options under new Financial Standards Board rules that go into effect in July 2005. Although you state that the offer is structured so as to "motivate and compensate our employees by giving them an equity stake in Regency," that appears to refer to the reason for the structure of the offer, but not the reason for making the offer. As you are aware, the global exemptive order issued in connection with option exchange offers (March 21, 2001) applies to offers where (i) the subject security is an option; (ii) the exchange offer is conducted for compensatory reasons; and (iii) the issuer is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act, and the securities offered will also be issued under such an employee benefit plan. We assume you are attempting to

Ms. Christina Chalk
January 5, 2005
Page 2


         rely on that order, since you are excluding from participation in this exchange offer certain option holders who are not employees. Please provide an analysis supplementally as to why you believe your offer conforms to the conditions applicable for reliance on the global exemptive order.

                  For the reasons set forth below, the exchange offer conforms to the conditions for reliance on the global exemptive order issued in connection with option exchange offers.

                  (i)   The subject security is an option.
                        ---------------------------------

                  The exchange offer is the functional equivalent of tendering for all outstanding options with reload rights, in exchange for options with identical terms (including exercise price and expiration date) other than the reload feature. For ease of documentation, Regency has chosen not to cancel the existing options in their entirety, but instead to include a provision in the new award agreement which cancels the reload rights contained in the old options.

                  We also note that amending the provisions of a security can result in the de facto issuance of a new security in exchange for the old security. See e.g., Western Air Lines, Inc. v. Sobieski, 191 Cal. App. 2d
(1961)(change in voting rights constituted sale of a new security). Similarly, we understand that under GAAP, the exchange will be treated as the cancellation of the old options and the issuance of new awards in their place. Substance should prevail over form.

                  We also note that the reload rights in themselves could be deemed a "subject security" under the global exemptive order. A stock option is the right to acquire a security and is included in the definition of "security" in Section 2(a)(1) of the Securities Act. The reload right is the right to acquire a new option in exchange for paying the exercise price of the related option with shares that the optionee has held for at least six months.

                  (ii)  The exchange offer is being conducted for compensatory
                        ------------------------------------------------------
                        reasons.
                        -------

                  The offer is being conducted for compensatory reasons as well as because of the concern about the unpredictable accounting impact (and consequence stock price impact) of the future issuance of reload options under the new FASB rule. If Regency were concerned only about the accounting consequences, it would have chosen to cash out the reload rights. Instead, it is" killing two birds with one stone." Besides reducing the future accounting expense of reload option issuances, it is offering new stock-based award agreements designed to provide significant compensatory benefits. The restricted stock awards will provide immediate compensation upon vesting. The new stock options will provide greater potential for long-term appreciation because they will extend over a longer term than the existing reload rights. Moreover, reducing the potential earnings charges for reload options also has the purpose of enhancing the benefit of Regency's stock based compensation by enhancing the potential value of Regency's common stock.

Ms. Christina Chalk
January 5, 2005
Page 3


                  (iii) Regency meets the other conditions of the exemptive
                        ---------------------------------------------------
                        order.
                        -----

                  (1) Regency is eligible to use Form S-8, (2) the options subject to the exchange offer all were issued under Regency's Long-Term Omnibus Plan (an employee benefit plan as defined in Rule 405 under the Securities Act), and (3) the new awards to be issued in exchange for the subject securities will all be issued under that plan.

Summary Term Sheet
------------------

2. In the introductory paragraph, please modify your statement that the "summary is not complete." While the summary is necessarily more abbreviated than the complete disclosure document that follows, it should represent a complete description of the most material features of the offer to exchange. See Item 1001 of Regulation M-A.

                  We have amended the second sentence of the introductory paragraph in the Summary Term Sheet section on page 1 in its entirety to read as follows:

                  "You should carefully read (1) this entire offer to exchange,
                  (2) the accompanying individualized letter specifying the estimated present value of your reload rights and (3) the election form."

3. Consider defining the term "nonqualified" used in the Summary Term Sheet section. Your definition should focus on the impact of that term to participating employees.

                  We have added a definition of the term "nonqualified" by amending the first bullet contained in Section A9 on page 3 of the Summary Term Sheet in its entirety to read as follows:

                  o "be nonqualified, therefore requiring you to recognize ordinary income for federal income tax purposes (and allowing us to take a corresponding deduction) upon exercise in the amount of the spread, i.e., the excess of the fair market value of our common stock on the date of exercise over the option exercise price."

4. Please clarify here and elsewhere in the offer materials that even an option holder who elects to participate in this exchange offer will keep his or her existing option, and will forfeit only the reload component. In addition, clarify that the new option that would be issued pursuant to the reload feature of the existing options itself includes a reload component.

                  To clarify that an option holder who elects to participate in this exchange offer will keep his or her existing option and will forfeit only the reload component, we have added the following additional sentence to A1 on page 1 of the Summary Term Sheet:

                  "If you elect to participate in the reload exchange program, you will not forfeit any of your current options, however all of your options will be amended to remove the reload right feature."

Ms. Christina Chalk
January 5, 2005
Page 4


                  Additionally, the following additional two sentences have been added to the end of the Introduction Section located on page 12 of the Offer:

                  "Only reload rights will be forfeited. All employees participating in the exchange offer will keep their existing options."

                  To clarify that the new options that would be issued pursuant to the reload feature of the existing options itself includes a reload component, we have amended the second sentence contained in the second bullet of Section A2 on page 1 of the Summary Term Sheet in its entirety to read as follows:

                  o "The new option has the same expiration date as the options you exercised, an exercise price equal to the then market price of the shares and a reload feature."

                  Additionally, the section "Reload Feature" under the column "Reload Options" which is contained in the table in the "Comparison of Terms of Reload Options, New Options and Stock Rights Awards" section on page 15 of the Offer has been amended in its entirety to read as follows:

                  "Yes, all new options issued upon exercise of a reload option also contain a reload feature."

Dispute Resolution, page 17
---------------------------

5. We note in your disclosure that all disputes, claims or controversies between Regency and the holder of new options or stock rights awards must be settled by binding arbitration conducted in Jacksonville, Florida within a year of the time when the complaining party knew or should have known of the facts giving rise to the complaint. As to claims arising under the federal securities laws, we object to such an attempt to limit securityholders' judicial remedies as against public policy. Please remove or limit the language accordingly.

                  We have added the requested limitation and amended the second sentence in the "Dispute Resolution" section of the Offer on page 17 in its entirety to read as follows:

                  "In addition, arbitration must be initiated within one year after the complaining party first knew of should have known of the facts giving rise to the complaint. These provisions are identical to mandatory arbitration provisions in many award agreements for existing stock options.

                  Claims under federal securities laws may not be subject to mandatory arbitration within such one-year period, as the courts and the Securities and Exchange Commission may deem the attempt to limit judicial remedies to be against public policy and therefore unenforceable."

Ms. Christina Chalk
January 5, 2005
Page 5


6. See comment 5 above. With respect to claims arising other than under the federal securities laws, we believe that the existing disclosure in the offer materials does not adequately describe the potential effect of this clause. For example, the reference to "[a]ny dispute, controversy or claim" appears to cover employment-related and other matters that may arise between an employee and the company. Please revise the offer documents generally to fully discuss this aspect of the implications of participation in the offer. For example, the Risk Factors section and the Summary Term Sheet should highlight this effect and discuss the impact for participating option holders.

                  In order to clarify that only disputes arising out of or relating to the new stock option or stock rights award agreements must be settled by binding arbitration, the first sentence of the sole paragraph in the "Dispute Resolution" section of the Offer on page 17 has been amended in its entirety as follows:

                  "Disputes, controversies or claims between Regency and the holder of the new options or stock rights award arising out of or relating to an award agreement will be settled by binding arbitration conducted in Jacksonville, Florida."

                  Because the arbitration provision is narrower in scope than the original shorthanded language suggested and because an identical provision is contained in many of the award agreements covering existing options, we have not included references to it in the Summary Term Sheet or Risk Factors sections.

Conditions of the Offer, page 20
--------------------------------

7. You may terminate the offer if its consummation would result in an accounting charge to Regency of more than $6.8 million. Briefly describe the circumstances under which this could occur. For example, at what level of participation would this offer condition be "triggered"?

                  The accounting charge will depend on two variables: (1) the estimated present value of the reload rights given up, and (2) our stock price on the date of grant of the replacement awards. We have provided a brief explanation of this fact by amending the fourth bullet in the "Conditions of the Offer" section on page 20 of the Offer to read as follows:

                  o "the consummation of the offer will result in an accounting charge to Regency in excess of $6.8 million, which will depend on the estimated present value of the reload rights exchanged for new awards and our stock price on the date that we grant the new awards. The accounting charge will increase as more reload rights are exchanged and if our stock price increases between now and the date that we grant the new awards. The accounting charge would be more than $6.8 million if all holders of reload rights as of January 5, 2005 elect to participate in the exchange, and (2) our stock price is at least $58 per share on the date that we grant the new awards."

Ms. Christina Chalk
January 5, 2005
Page 6


Extension of Offer, Termination and Amendment, page 24
------------------------------------------------------

8. Refer to the first full paragraph on page 25. Clarify your reference to "termination" there. In addition, briefly describe the circumstances under which you believe you could "postpone" acceptance and cancellation of reload rights in a situation where an offer condition has not occurred.

                  We have deleted the second paragraph of the "Extension of Offer; Termination and Amendment" section on page 25 of the Offer.

Financial Statements, page 26
-----------------------------

9. We note that you have incorporated by reference Regency's financial statements in its annual report on Form 10-K for the year ended December 31, 2003 and the unaudited financial statements included in its quarterly report on Form 10-Q for the quarter ended September 30, 2004. Where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to options holders the summary financial statements required by Item 1010(c) of Regulation M-A. See Instruction 6 to Schedule TO and Q&A 7 in Section I.H of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 2001). Please revise to include the summary financial statements in your offer materials. Advise how this new information will be disseminated to option holders.

                  Additional financial data is contained in the First Supplement to Offer to Exchange under the section "Selected Financial Data."

                  Regency is disseminating the First Supplement to all option holders with reload rights via its internal inter-office mail system.

                  Attached to this letter is an executed written statement from Regency pursuant to your request in the "Closing Comments" section of the comment letter.

                  If you have any questions, please do not hesitate to contact the undersigned at 904-359-2000.

                                        Very truly yours,

                                        /s/ Linda Y. Kelso

                                        Linda Y. Kelso

LYK/bmj

cc:      Mr. J. Christian Leavitt
         Mr. Brian Fraser
         Ms. Jamie Fegan Conroy
         Ms. Celia Paulk

                                [GRAPHIC OMITTED]
                           Regency Centers Corporation
                        121 W. Forsyth Street, Suite 200
                           Jacksonville, Florida 32202


                                 January 5, 2005




Ms. Christina Chalk, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
450 Fifth Street, N.W.
Washington, DC 20549


                  Re:      Regency Centers Corporation
                           Schedule TO-I filed December 10, 2004
                           SEC File No. 5-42731

Dear Ms. Chalk:

                  On behalf of Regency Centers Corporation, I acknowledge the following:

o Regency is responsible for the adequacy and accuracy of the disclosure filings;

o Staff comments or changes to the disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to our filings; and

o Regency may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




                                        /s/ J. Christian Leavitt
                                        ----------------------------------------
                                        J. Christian Leavitt
                                        Senior Vice President and Principal
                                        Accounting Officer